

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Mr. William Gleeson
General Counsel
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re: Applied Minerals, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-191532**

Dear Mr. Gleeson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. We note you have added 5,186, 413 shares of common stock underlying warrants. We further note that your Form S-3 filed on January 23, 2012 registered 5,000,000 shares of common stock issuable upon exercise of the warrants. Please explain to us why these figures differ and identify the corporate action that lowered the exercise price of the warrants from $2.00 to $1.9281 per share.

Description of Warrants, page 15

2. We note the revised disclosure regarding the PIK notes and additional disclosure regarding warrants. Please revise here, page 20 or where appropriate to discuss the warrant transactions, including the purchasers and material terms. Similarly, please ensure the discussion of the PIK notes on pages 20 and 23 addresses such information for

all PIK notes covered by the registration statement. Currently it is unclear if the disclosure on page 23 covers all PIK notes. See Item 507 of Regulation S-K.

<u>Exhibits</u>

3. It appears that the legal opinion should be revised to address securities that have been added to the registration statement and not already covered by the opinions filed on December 19, 2013 and January 23, 2012. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director